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March 11, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Patrick F. Scott, Esq.

Re:                             The Universal Institutional Funds, Inc.

(File No. 333-03013; 811-07607)

Dear Mr. Scott:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the Global Tactical Asset Allocation Portfolio (the “Portfolio”) of The Universal Institutional Funds, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2010. This filing was made for the purpose of adding one new share class to the Portfolio. The Company has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 44 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 11, 2011.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                           Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

COMMENTS TO THE PROSPECTUS

Comment 2.                           Please confirm that the disclosure in the Fee Table conforms to the requirements of Form N-1A.  In addition, please follow appropriate instructions to Form N-1A with respect to the language in the footnote that describes the fee waiver and/or expense reimbursement in the Fee Table.  Specifically, we note that the fee waiver and/or expense reimbursement disclosed must be in place for at least one year.

Response 2.                               We respectfully acknowledge the Staff’s comment; however, the Company believes that the disclosure in the fee waiver and/or expense reimbursement footnote complies with Form N-1A.

Comment 3.                           Please remove the description of the secondary index from the footnotes to the Average Annual Total Returns table.  If there is only a broad-based index, no description of the index is permitted by Form N-1A.  If there is a broad-based and a secondary index, a brief description of the indices is permitted in the narrative preceding the Average Annual Total Returns table.

Response 3.                               Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).  Instruction 2(c) to Item 4 further requires that, if a fund selects a broad-based index different from the index used for the immediately preceding period, the fund must explain the reason for the selection of a different index and provide information for both the newly selected and former indices.  The referenced footnotes provide an explanation to investors as to why the Portfolio changed its broad-based index and the information about both its former and new indices, as contemplated by these Instructions.

Comment 4.                           Please comply with Instruction 7 to Item 27(b)(7).

Response 4.  We respectfully acknowledge your comment; however, the requested information is provided in the footnotes to the Average Annual Total Returns table on pages 3-4 of the Portfolio’s prospectus.

Comment 5.                           Pursuant to General Instruction C.3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that any footnotes following the Average Annual Total Returns Table are required or permitted by the Form.

Response 5.  We believe that the footnotes to the Average Annual Total Returns Table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Returns Table.

Comment 6.                           Item 4(b)(2)(i) of Form N-1A instructs a registrant to include, if applicable, a statement explaining that updated performance information is available and to provide a Web site address and/or toll-free (or collect) telephone number where updated information may be obtained.  We were unable to locate the Portfolio’s updated performance information when visiting the Web site listed.

Response 6.  The reference to the website has been deleted.

Comment 7.                           In the section entitled “Details of the Portfolio—Process” please add a “plain English” explanation of what is meant by “thematic allocation shifts.”

Response 7.  The requested changes have been made.

Comment 8.                           Consistent with Items 4(a) and 9(a) of Form N-1A, disclosure should address how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally).  In the sections entitled “Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolio—Process,” the disclosure states that the Portfolio “…may, but is not required to, use derivative instruments for a variety of purposes…” Please confirm whether the use of derivatives is a principal investment strategy of the Portfolio and, if not, please remove the disclosure.  In considering whether the Portfolio’s use of derivatives and related disclosure is appropriate, please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 8.  We confirm that the use of derivatives is considered to be a principal investment strategy of the portfolio.

Comment 9.                           In the sections entitled “Portfolio Summary—Principal Risks” and “Details of the Portfolio—Risks,” the risks of investing in convertible securities is disclosed along with the general equity securities risk.  Consider separating these risks and more fully describing the risks associated with investments in convertible securities.  In addition, the Portfolio’s investments in convertible securities are not disclosed in the Item 4(a) and Item 9(b) disclosure.  If such investments are principal investment strategies they should be properly disclosed.  If investments in convertible securities are not principal investment strategies of the Portfolio then please remove the risk discussion.

Response 9.  Investing in convertible securities is a principal investment strategy of the Portfolio.  Accordingly, disclosure regarding investments in convertible securities has been added to the Item 4(a) and Item 9(b) disclosure, as requested.

Comment 10.                    The section entitled “Additional Risk Factors and Information” is not specifically required or permitted by Form N-1A and should be removed.

Response 10.  We respectfully acknowledge your comment; however, we believe a fund is permitted to include other relevant information in its prospectus (except in response to Items 2 through 8 of Form N-1A) so long as the information is not inaccurate or misleading and does not obscure or impede an investor’s understanding of the information that is required to be in the prospectus.  In addition, the inclusion of such information is consistent with the disclosure included by other mutual funds in the industry.

In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Daniel E. Burton of Morgan Stanley at (212) 296-6980.  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss